                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)


                              HANOVER DIRECT, INC.
                                (Name of Issuer)

                        Common Stock, $0.66-2/3 par value
                         (Title of Class of Securities)

                                   440506 10 3
                                 (CUSIP Number)

                          Theodore H. Kruttschnitt, III
                            One Bay Plaza, Suite 850
                             1350 Bayshore Boulevard
                              Burlingame, CA 94010

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 23, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / / .

Check the following box if a fee is being paid with this statement / / .


                        (Continued on following page(s))

                               Page 1 of 10 Pages

CUSIP No.  440506 10 3

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Theodore H. Kruttschnitt, III
- --------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER                     (a) /X/

         OF A GROUP                                                (b) / /
- --------------------------------------------------------------------------------

3        SEC USE ONLY
- --------------------------------------------------------------------------------

4        SOURCE OF FUNDS                                               PF
- --------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 / /

         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
- --------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION                        U.S.A.
- --------------------------------------------------------------------------------

   NUMBER                  7        SOLE VOTING POWER              8,011,889*
     OF                    -----------------------------------------------------
   SHARES
BENEFICIALLY               8        SHARED VOTING POWER
    OWNED                  -----------------------------------------------------
     BY
    EACH                   9        SOLE DISPOSITIVE POWER         8,011,889*
  REPORTING                -----------------------------------------------------
   PERSON
    WITH                   10       SHARED DISPOSITIVE POWER
- --------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

         PERSON                                                    8,011,889*
- --------------------------------------------------------------------------------

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            / /

         CERTAIN SHARES
- --------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  5.64%
- --------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON                                      IN

- --------
*        See Item 5 hereof.

CUSIP No.  440506 10 3

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         J. David Hakman
- --------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER                    (a) /X/

         OF A GROUP                                               (b) / /
- --------------------------------------------------------------------------------

3        SEC USE ONLY
- --------------------------------------------------------------------------------

4        SOURCE OF FUNDS                                             PF
- --------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 / /

         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
- --------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION                       U.S.A.
- --------------------------------------------------------------------------------

   NUMBER                  7        SOLE VOTING POWER               20,286*
     OF                    -----------------------------------------------------
   SHARES
BENEFICIALLY               8        SHARED VOTING POWER
    OWNED                  -----------------------------------------------------
     BY
    EACH                   9        SOLE DISPOSITIVE POWER          20,286*
  REPORTING                -----------------------------------------------------
   PERSON
    WITH                   10       SHARED DISPOSITIVE POWER
- --------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

         PERSON                                                     20,286*

- --------------------------------------------------------------------------------

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           / /

         CERTAIN SHARES
- --------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          .01%
- --------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON                           IN

- --------
*        See Item 5 hereof.

CUSIP No.  440506 10 3

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Edmund R. Manwell
- --------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER                     (a) /X/

         OF A GROUP                                                (b) / /
- --------------------------------------------------------------------------------

3        SEC USE ONLY
- --------------------------------------------------------------------------------

4        SOURCE OF FUNDS                                               PF
- --------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                  / /

         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
- --------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION                        U.S.A.
- --------------------------------------------------------------------------------

   NUMBER                  7        SOLE VOTING POWER                20,579*
     OF                    -----------------------------------------------------
   SHARES
BENEFICIALLY               8        SHARED VOTING POWER
    OWNED                  -----------------------------------------------------
     BY
    EACH                   9        SOLE DISPOSITIVE POWER           20,579*
  REPORTING                -----------------------------------------------------
   PERSON
    WITH                   10       SHARED DISPOSITIVE POWER
- --------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

         PERSON                                                      20,579*
- --------------------------------------------------------------------------------

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     / /

         CERTAIN SHARES
- --------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  .01%
- --------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON                    IN

- --------
*        See Item 5 hereof.

Item 1.  Security and Issuer.

                  This Amendment No. 11 to Statement on Schedule 13D relates to shares of Common Stock, par value $.66-2/3 per share (the "Common Stock"), of Hanover Direct, Inc., a Delaware corporation and the successor in interest to The Horn & Hardart Company (the "Company"), whose principal executive offices are located at 1500 Harbor Boulevard, Weehawken, New Jersey 07087.

Item 2.  Identity and Background.

                  (a)-(c) Mr. Theodore H. Kruttschnitt, III's principal occupation is investing and his business address is One Bay Plaza, 1350 Bayshore Boulevard, Suite 850, Burlingame, California 94010.

                  Mr. J. David Hakman's principal occupation is serving as Chief Executive Officer of Hakman Capital Corporation, an investment banking firm located at One Bay Plaza, 1350 Bayshore Boulevard, Suite 333, Burlingame, California 94010.

                  Mr. Edmund R. Manwell's principal occupation is serving as Senior Partner of the law firm of Manwell & Milton, 20 California Street, Third Floor, San Francisco, California 94111.

                  (d)-(f) During the last five years, none of Messrs. Kruttschnitt, Hakman or Manwell has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Messrs. Kruttschnitt, Hakman and Manwell are all United States citizens.

Item 3.  Source and Amount of Funds or other Consideration.

         Not Applicable.


Item 4.  Purpose of the Transaction.

                  On August 16, 1996, in connection with the Company's Rights Offering, Mr. Kruttschnitt exercised the 2,706,002 rights distributed to him by the Company and thereby purchased 2,706,002 shares of the Company's Common Stock, par value $.66-2/3 per share, for an exercise price of $1.03 per share.

                  On August 16, 1996, in connection with the Company's Rights Offering, Mr. Hakman exercised the 6,852 rights distributed to him by the Company and thereby purchased 6,852 shares of the Company's Common Stock, par value $.66-2/3 per share, for an exercise price of $1.03 per share.

                  On August 16, 1996, in connection with the Company's Rights Offering, Mr. Manwell exercised the 6,951 rights distributed to him by the Company and thereby purchased 6,951 shares of the Company's Common Stock, par value $.66-2/3 per share, for an exercise price of $1.03 per share.

Item 5.  Interest in Securities of the Issuer.

                  Mr. Kruttschnitt is the beneficial owner of 8,011,889 shares of Common Stock of the Company as determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended ("Rule 13d-3"). The 8,011,889 shares of Common Stock represent, in accordance with Rule 13d-3, approximately 5.64% of the 142,044,492 shares of Common Stock outstanding as of August 26, 1996.

                  Messrs. Kruttschnitt, Hakman and Manwell as a group are the beneficial owners of 8,052,754 shares of Common Stock of the Company, as determined in accordance with Rule 13d-3. The 8,052,754 shares of Common Stock represent, in accordance with Rule 13d-3, approximately 5.67% of the 142,044,492 shares of Common Stock outstanding as of August 26, 1996.

                  (b) Mr. Kruttschnitt has the sole power to vote and dispose of all his 8,011,889 shares of Common Stock.

                  Mr. Hakman has the sole power to vote and dispose of all his 20,286 shares of Common Stock.

                  Mr. Manwell has the sole power to vote and dispose of all his 20,579 shares of Common Stock.

                  (c) In connection with the Company's pro rata distribution of subscription rights to its shareholders, on July 19, 1996, Messrs. Kruttschnitt, Hakman and Manwell each received, 2,706,002, 6,852 and 6,951 rights, respectively and, accordingly, purchased 2,706,002, 6,852 and 6,951 shares of Common Stock, par value $.66-2/3 per share of the Company, respectively at an exercise price of $1.03 per share.

                  (d) and (e) Inapplicable.


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
Item 6.           Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer.

                  Reference is hereby made to Item 4 hereof for a description of certain contracts, arrangements, understandings and relationships relating to the securities of the Company. Except as described therein, none of the Reporting Persons has any contract, arrangement, understanding or relations with one or more security holders of the Company or others, with respect to the purchase, holding, voting or disposition of shares of Common Stock or other securities of the Company which are convertible or exercisable into such shares. Each of such persons reserves the right to enter into any such contract, arrangement, understanding or relations in the future.

Item 7.  Material to be Filed as Exhibits.

                  None.


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
                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 27, 1996


                                            /s/ Theodore H. Kruttschnitt, III
                                            ------------------------------------
                                            Theodore H. Kruttschnitt, III

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 27, 1996


                                                     /s/ Edmund R. Manwell
                                                     --------------------------
                                                     Edmund R. Manwell

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 27, 1996




                                                     /s/ J. David Hakman
                                                     ------------------------
                                                     J. David Hakman



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